CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in Amendment No. 3 to the registration statement on Form S-1 (dated June 27, 2008) of China Green Agriculture Inc. of our report dated October 3, 2007 on our audit of the financial statements of China Green Agriculture, Inc. (formerly, Discovery Technologies, Inc.) Green Agriculture Holding Corporation, Shaanxi Techteam Jinong Humic Acid Product Co. Ltd. and subsidiary as of June 30, 2007 and the related combined statements of income, stockholders' equity and cash flows for the years ended June 30, 2007 and 2006.

We consent to the use of our name and the statement with respect to us, as appearing under the headings “Experts” and “Changes in and Disagreements with Accountants” in the prospectus.

Kabani & Company, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
June 27, 2008